Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 001-14768

EEI Financial Conference NOVEMBER 7, 2011

NU Safe Harbor Provisions
This presentation contains statements concerning NU’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts.  These statements are “forward-looking statements”
within the meaning of the Private Securities Litigation Reform Act of 1995.  In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as “estimate”, “expect”, “anticipate”, “intend”, “plan”, “project”, “believe”, “forecast”,
“should”, “could”, and other similar expressions.  Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance.  These expectations, estimates, assumptions or projections may vary materially from actual results.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services; changes in weather patterns;
changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures; disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; fluctuations in the value of our remaining competitive contracts; actions of rating agencies; the effects and outcome of our pending merger with NSTAR; and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange Commission (SEC).  Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.
This presentation references actual and projected EPS by business.  EPS by business is a non-GAAP (not determined using generally accepted accounting principles) measure that is calculated by dividing the net income or loss attributable to controlling interests of each business by the weighted average diluted NU parent common shares outstanding for the period.  Management uses this non-GAAP financial measure to evaluate earnings results and to provide details of earnings results and guidance by business. Our 2010 and 2011 actual and projected earnings excludes certain non-recurring charges related to a tax settlement in 2010 and merger costs which we have incurred in 2010 and expect to incur during 2011, which is a non-GAAP financial measure.  Management believes that these non-GAAP financial measurements are useful to investors to evaluate the actual and projected financial performance and contribution of NU’s businesses.  Non-GAAP financial measures should not be considered as alternatives to NU consolidated net income attributable to controlling interests or EPS determined in accordance with
GAAP as indicators of NU’s operating performance.

NU Safe Harbor Provisions
Information Concerning Forward-Looking Statements Relating to the NU–NSTAR Merger
In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of
1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and NU, including future financial and operating results; NSTAR’s and NU’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to:  the risk that NSTAR or NU may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by NU with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in NSTAR’s and NU’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor NU undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between NU and NSTAR, NU filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754)  that includes a joint proxy statement of NU and NSTAR that also constitutes a prospectus of NU. NU and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. NU and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from NU’s website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com)
under the tab “Investor Relations.”
Please refer to our reports to the SEC for further details concerning the matters described in this presentation.

NSTAR Safe Harbor Provisions
Information Concerning Forward-Looking Statements
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the Private Securities
Litigation Reform Act of 1995.  Words such as anticipate, estimate, expect, project, intend, plan, believe, and words and terms of similar meaning used in connection with any discussion of future operating or financial performance, plans, actions, or events identify forward-looking statements.
Forward-looking statements relating to the pending merger include, but are not limited to: statements about the benefits of the pending merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the pending merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the pending merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the
Securities and Exchange Commission (SEC) on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in
NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information and Where to Find It
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities.  In connection with the pending merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-
170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities.  Northeast
Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011.
Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the pending merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the
SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

5 Topics for Today • Merger update • NU regulated investment strategy • NU financial results and investment outlook • NSTAR financial results

A Compelling Combination – Creates Largest Utility Company
in New England
Significant infrastructure investment opportunities
combined with balance sheet strength provide for
substantial growth potential
Larger, diverse and better positioned to support
economic growth and state public policy initiatives
in New England
Provides an enhanced total shareholder return
proposition
Enhances service quality capabilities for the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
100% stock transaction – 1.312 NU shares per
NSTAR share
56% NU shareholders
44% NSTAR shareholders
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
Combined Service Territory
• 3 million electric
customers
• 500,000 natural gas
customers
• 4,500 miles electric
transmission
• 72,000 miles electric
distribution
• 6,300 miles gas
distribution

Both Companies Have a Strong History of Earnings
and Dividend Growth
$0.00
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
2009 2010 2011
$2.16
$0.95
$1.91
$1.025
$2.30 - 2.40
1 Excludes NU tax settlement, NU-NSTAR merger costs
2 Full year estimate, excluding NU-NSTAR merger costs
3 December 30, 2011 dividend will be $0.325 per share if merger has closed, $0.275 if it has not closed
EPS
2011 total dividend per share if
merger does not close on or
before 12/30/11
NSTAR and NU Earnings and Common Dividends:  2009-2011
$0.00
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
2009 2010 2011
$2.37
$2.56
$1.50
$1.60
$1.70
1 Excludes merger costs,  MATEP sale and RCN tax adjustment
2 Full year estimate, excluding NU-NSTAR merger costs
$2.60 - $2.75
EPS
Dividend per share
NSTAR
NU
Attractive current yield with strong cash flow and credit profile
$1.10
1
2
1
2
3

29
(9)
18
(3)
47
71
63
173
55
60
239
18
-20
0
20
40
60
80
100
120
140
160
180
200
220
240
260
S&P 500 UTY Northeast Utilities
NSTAR
8
Proven Record of Delivering Superior Value
(1)
3 years 5 years 10 years
1. Total return as of 10/31/11. Assumes reinvestment of dividends.
2. Total return calculated based on S&P 500 market index, which is weighted by market capitalization.
3. Total return calculated based on Philadelphia Utility Index, which is weighted by market capitalization.
(2) (3)
NST
NST
NST
NU
NU
NU

NU’s Transmission Initiatives Continue to Grow
• First major NEEWS project well under construction; applications to be filed soon for second project
• Northern Pass TSA accepted by FERC; permitting process continues
• More than $400 million of new reliability projects added to five-year plan to continue addressing national reliability standards
• States support reliability initiatives, but continue to protest at FERC on authorized ROEs
•
FERC denied state rehearing requests earlier this year regarding NEEWS,
NPT incentives
•
States and others filed a complaint with FERC on September 30 over
11.14% base ROE for all New England transmission owners

Even Before Merger Was Announced, NU and NSTAR
Were Partners on Northern Pass
• To be owned by Northern Pass Transmission LLC
NU (75%) and NSTAR (25%)
• 1,200 MW transfer capability
• Significant environmental and economic benefits
for New England
• Northern terminus of DC line at Des Cantons
(Québec), southern terminus in Franklin (New
Hampshire)
• 345kV AC leg from Franklin to Deerfield, NH
• TSA accepted by FERC
• Permitting process continues with U.S. DOE, U.S.
Forest Service
• Continued progress in securing alternate route in
northern New Hampshire
– Community outreach ongoing
• Capital cost estimate for US segment - $1.1 billion
– Completion projected for fourth quarter 2016
Des Cantons
HVDC Line
HVDC Converter
Station
345-kV Line
Existing Deerfield
Substation
Deerfield
Franklin

• Second WMECO solar
project under
construction
• CT legislation allows
10 MW of renewable
generation for CL&P
• Sales growth has
accelerated
• Significant cost,
environmental
advantages vs. oil
• Proximity to shale gas a
game-changer for
Northeast
• Reducing region’s
petroleum use a national
and state focus
• NPT initiative
• NEEWS suite of
projects
• Additional reliability
projects important to
region’s energy policy
Renewables Transmission Natural Gas
Numerous Initiatives Under Way at NU to Help the Region’s
Energy Policy Succeed

Supporting Massachusetts Energy Policies
• Award-winning energy efficiency programs
•
Massachusetts tops the nation
•
NSTAR to invest annually more than $200M
• New renewable energy contracts signed and
approved
•
Three wind projects totaling 108.9 MW
• Merger-related environmental initiatives
•
Further expand energy efficiency programs
•
Solar investment
•
Electric vehicle pilot

Status of Merger Approvals
Securities and Exchange Commission
Shareholders
Department of Justice (waiting period expired)
Federal Communications Commission
Federal Energy Regulatory Commission
Maine DPUC
Massachusetts DPU
Nuclear Regulatory Commission
Approvals Received
Applications Pending
Connecticut PURA
New Hampshire PUC
Determined Not To
Have Jurisdiction

Merger Brings Together the Strengths of NU and NSTAR
to the Benefit of Customers and Investors
• Enhanced business and financial profile
•
Best practices will improve service quality and reduce costs
• Strong financial position and cash flows
• Regional ownership; regional control; attentive to New
England issues
•
Better able to support the region’s energy policies

NU Regulated Investment Strategy

2012-2016 Plan Continues to Provide Significant Value for Customers
and Shareholders Through Investment of $5.7 Billion in Infrastructure,
Supported by Strong Execution and Rigorous Cost Management
Specifically, the plan:
• Invests $2.6B in Transmission, reflecting completion of Northern Pass Project, substantial completion of NEEWS, and continued investment in New England reliability
• Invests $2.1B in Electric Distribution infrastructure, reflects deferring implementation of
AMI at CL&P; better capital utilization with aging infrastructure; and revised projections of new service connections
• Invests $255M in generation; $160M for base load generation and completion of
Merrimack Scrubber and $95M investment in renewable generation at CL&P and
WMECO
• Invests $566M in Yankee Gas, slightly lower than previous plan due to completion of
Waterbury-to-Wallingford pipeline project; also captures a compelling opportunity due to the combination of low commodity prices and customer penetration in Connecticut
• Holds down operational O&M expense growth due to continued improvements in efficiency and achieving operational excellence

NECTICUT
North Bloomfield
Manchester
Meriden
Middletown

Northeast Utilities

NEEWS Projects Advance
Current Status Report
Interstate Reliability Project
•
Joint project with National Grid (NU in CT; NGrid
in MA & RI)
• ISO-NE confirmed need:  August 2010
• File siting application in CT:  late 2011
• Siting decisions: 2013
• Commence construction: late 2013/early 2014
• Projected in-service: late 2015
• Total projected NU cost:  $218 million
Central Connecticut Reliability Project
• Review to be completed and needs identified in early 2012 with specific projects identified later in 2012
• Total projected NU cost:  $301 million
• Project in-service: 2017
SPRINGFIELD
HARTFORD
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW
Central Connecticut
Reliability Project
Interstate
Reliability Project
Greater Springfield
Reliability Project
Greater Springfield Reliability Project
• Substation construction commenced in MA in Dec.
2010; in CT in summer 2011
• Army Corps of Engineers permit received in
September - full overhead construction has
commenced in both MA and CT
• 29% complete as of 10/31/11
• Projected in-service: late 2013
• Total projected NU cost:  $718 million
Under  Construction Under  Construction

In Millions
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Northeast Utilities

$0
$100
$200
$300
$400
$500
$600
$700
$800
Base Reliability Major Southwest CT NEEWS Northern Pass
Successful
completion of
SWCT projects
Northern Pass
HVDC Line to
Canada
2012-2016 Transmission Capital Expenditures Includes
More Than $400 Million of New Projects
Historic
Forecast
$2.6 Billion  $3.0 Billion
NEEWS projects
progressing
US portion
estimated at
$1.1 billion with
$835 million NU
ownership share
NU’s share of
NEEWS project
estimated at
$1.262 billion
SWCT projects total
$1.6 billion
Projected
$434 Million
$1.0 billion of
additional
forecasted reliability
projects  ($400M
new)

COOS
GRAFTON
CARROLL
BELKNAP
SULLIVAN
MERRIMACK
STRAFFORD
ROCKINGHAM
CHESHIRE
HILLSBOROUGH

FRANKLIN
BERKSHIRE
HAMPSHIRE
WORCESTER
HAMPDEN

Northeast Utilities

Transmission 2012-2016 CapEx Plan Includes $346 Million
Program for Reliability Upgrades at PSNH and WMECO
*   Projects were identified by ISO-NE in its Vermont/New Hampshire reliability review and are included in the current ISO-NE RSP
** Projects expected to be finalized in Q4 2011 and added to the April
2012 update of the ISO-NE RSP
Northern Area*
• Autotransformer addition
• 2013 estimated ISD
Central Area*
• Synchronous condenser
• Capacitor banks
• 2013-2015 estimated ISDs
• New 115 kV lines
• 115 kV line rebuilds
• Capacitor banks
• 2014-2016 estimated
ISDs
Seacoast Area**
Southern Area**
Western Areas*
PSNH Total = $238 Million
Pittsfield-Greenfield Area*
• Autotransformer addition
• New 115 kV switching station
• New 115 kV line
• 115 kV line rebuilds
• Capacitor banks
• 2014-2015 ISDs
WMECO Total = $108 Million
*   Projects were identified by ISO-NE in its Berkshire
County/Pittsfield area reliability review and are
included in the current ISO-NE RSP

Our Electric Distribution Plan Reflects a Comprehensive Approach
to Optimizing Our Capital Investment While Improving Reliability
• The current plan reduces long-term distribution capital investments by:
•
Deferring deployment of AMI in CT ($217M)
•
Optimizing investments in aging plant infrastructure through implementation of our new asset investment strategy
•
Reducing new service, municipal relocation and associated capital business requirements due to economic factors and more precise forecasting
•
Lowering vehicle budget through life extension strategies
• We have completed a rigorous analysis of our distribution infrastructure, down to the component level, which allows us to:
•
Extend equipment life due to better performance analysis and enhanced preventative maintenance
•
Selectively replace components that pose a high risk to reliability
•
Monitor low-risk components to extend operation beyond depreciated life

% CT Home Heating Market

% of penetration of natural gas

Northeast Utilities

50%
31%
15%
4%
0%
20%
40%
60%
CT Home Heating Market Penetration
Heating
Oil #2
Natural
Gas
Electric
Heating
Propane
72%
53%
48%
47%
31%
0%
20%
40%
60%
80%
Natural gas penetration CT vs. other states
CT NJ NY RI MA
Natural Gas:  A Compelling Infrastructure  Growth
Opportunity
• A 35 percent increase in firm YTD gas
sales since 2006
• WWL project complete and in rates
• Capital investment projected to $566
million from 2012-2016
• Expands natural gas access, removes
gas constraints
• Pursues further oil-to-gas conversions
• Accelerates cast iron and bare steel
pipe replacement to $40 million/year
• Increasing the penetration to 50 percent of
the state would yield long-term benefits
• Significant customer savings
• Reduced emissions
• Reduction in oil demand

NU Financial Results and Investment Outlook

2011 Shows Continued Improvement in NU’s Earnings,
Cash Flow
• EPS up 12.3% year-to-date, excluding merger expenses
• S&P raised all NU and subsidiary credit ratings in May
• Attractive dividend growth continues while maintaining
conservative payout ratio
• Cash generation continues to strengthen
• $690 million of debt financed at very attractive rates
• Five-year capital investment and rate base projections continue to show very attractive growth

$0.0
$127.3
$130.7
$258.7
$0.7
$281.4
($10.1)
($10.4)
$128.4
$173.5
($50)
$0
$50
$100
$150
$200
$250
$300
2010
2011
Year-To-Date 2011 Results
Distribution and
Generation
Transmission
Parent/Other
Ex. Merger Expenses
Merger
Expenses
Total
EPS
$1.46
EPS
$1.58

2011 Earnings Guidance Maintained
Current 2011 Guidance
NU Consolidated EPS (GAAP) $2.10 - $2.20
Distribution/Generation $1.30 - $1.35
Transmission $1.05 – $1.10
NU Parent/Other ($0.05)*
NU Consolidated EPS  (Non-GAAP) $2.30 – $2.40*
*Excludes $0.20/share of estimated merger-related costs.

Benefits From Favorable 2011 Financing Environment
Company Amount Maturity Coupon Previous Rate
Taxable Financings
PSNH $160 million 9/01/21 3.2% New Money
WMECO $100 million 9/15/21 3.5% New Money
Refinancings and Remarketing of Tax-Exempt Debt
CL&P $62 million 4/01/12* 1.25% 1.4%
PSNH $122 million** 6/01/21 4.05% 6.0%
CL&P $120.5 million 9/01/28 4.375% 5.85%
CL&P $125 million 9/03/13* 1.25% 5.85%
Company Amount Maturity Indicative Rate Current Coupon
NU $263 million 4/01/12 2.75% 7.25%
*  Mandatory tender dates shown.  Maturity dates are 5/1/31 for $62 million issue and 9/01/28 for $125 million issue.
** New debt is taxable.  Refinanced debt was tax-exempt.
***Based on 5-year maturity
***

In Millions
$1,201
$1,208
$1,247
$1,089
$1,261
$1,024
$1,480
$1,317
$1,314
$1,263
$1,027

2011-2016:  New Capital Expenditure Forecast
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
Five-year 2012-2016 capital spending of approximately $5.7 billion, compared with last year’s 2011-2015 $6.5 billion plan.
Distribution and Generation Capex (11/10 Forecast)
Transmission Capex (11/10 Forecast)**
Distribution and Generation Capex (11/11 Forecast*)
Transmission Capex (11/11 Forecast)
2011 2014 2015 2012 2013
2016
* Includes total capex at corporate service companies on behalf of operating companies of $155 million ($28 million in 2012,
$34 million in 2013, $36 million in 2014, $29 million in 2015, and $28 million in 2016).
**Reflects $137 million reduction in November 2010 projections for 2011-2015 capex due to FERC approval of CWIP application regarding NEEWS projects.

Projected NU Year-End Rate Base
$2,758
$2,940
$3,177
$3,306
$3,502
$3,866
$4,835
$3,488
$3,689
$3,862
$4,085
$4,282
$4,468
$4,613
$405
$797
$763
$768
$759
$755
$682
$733
$753
$792
$851
$773
$1,031
$974
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
2010
Actual
2011E 2012E 2013E 2014E 2015E 2016E
Transmission Distribution Generation Yankee Gas
$8,159
$8,946
$8,565
$9,403
$10,067
$11,234
$7,333

NSTAR Financial Results

Solid Results For Q3-2011; In-line With Expectations
Q3 2010 EPS before one-time item 0.93 $
Transmission revenue
0.04
Energy efficiency
0.03
Telecommunications operations
0.01 0.08
Electric sales (-2.1%)
(0.05)
Depreciation and property taxes
(0.01)
Operations & maintenance
(0.01) (0.07)
0.01
EPS - Q3 2011
0.94 $
(1) Excludes one-time charge of 20 cents per share related to a settlement with the IRS
(1)

$9.3
$202.0
$218.3
$220.7
$14.5
$206.2
$0
$50
$100
$150
$200
$250
$300
Electric Gas Consolidated
2010
2011
Year-To-Date 2011 Results Reflect Strong Customer Focus
and Positive Cost Management
Note: Results exclude merger-related costs of $5.6 million for 2011, a one-time charge of
$20.6 million for a tax settlement in Q3 2010 and a one-time gain of $108.9 million from the sale of district energy operations in Q2 2010.
EPS
$2.12
EPS
$2.07

NSTAR - Transmission Investment Ahead
• Transmission Rate Base is expected to grow from $800 million to approximately $1.6 billion by 2016
• Growth/reliability spending averages about $100 million per year
• Major Projects:
•
Cape Cod Line
•
Mid Cape Line
•
Boston 345kV Connection
• Northern Pass
$110-$120 million
$25-$30 million
$45-$50 million
$280 million
(2011-2012)
(2013-2014)
(2014-2015)
(2014-2016)

Very Positive J.D. Power Customer Satisfaction Results
Company A
Company B
Company C
Company D
East midsize Segment Average
Company E
Company F
Company G
Company H
Company I
NSTAR Gas
620
618
614
613
609
608
604
601
598
585
622
2011 J.D. Power Gas Company Survey
Company A
Company B
Company C
Company D
East midsize Segment Average
Company E
Company F
Company G
Company H
Company I
NSTAR Electric
Company J
Company K
Company L
Company M
Company N
Company O
Company P
638
636
621
618
606
617
614
611
610
607
617
603
602
595
588
582
570
556
2011 J.D. Power Electric Company Survey

Best-in-the-Industry TSR and Credit Ratings
NSTAR     A+
NSTAR Total Shareholder Return Outperforms the Industry
1996 2010
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
Only Company in Any Industry to
Deliver 14 Consecutive Years of
Positive Total Shareholder Return
S&P 500
Utility Index
NSTAR
NSTAR Total Shareholder Return
NSTAR A+
Southern Company A
Consolidated Edison, Inc. A-
Dominion Resources, Inc. A-
DPL Inc. A-
Duke Energy Corporation A-
Energy East Corporation A-
NextEra Energy, Inc. A-
KeySpan Corp. A-
Niagara Mohawk Power Corporation A-
Vectren Corporation A-
Wisconsin Energy Corporation A-
Xcel Energy Inc. A-
ALLETE, Inc. BBB+
Alliant Energy Corporation BBB+
DTE Energy Company BBB+
Integrys Energy Group, Inc. BBB+
Kentucky Utilities Company BBB+
Louisville Gas and Electric Company BBB+
MDU Resources Group, Inc. BBB+
MidAmerican Energy Holdings Company BBB+
Northeast Utilities BBB+
OGE Energy Corp. BBB+
Pepco Holdings, Inc. BBB+
PG&E Corporation BBB+
PPL Corporation BBB+
Progress Energy, Inc. BBB+
SCANA Corporation BBB+
Sempra Energy BBB+
TECO Energy, Inc. BBB+
American Electric Power Company, Inc. BBB
Avista Corporation BBB
CenterPoint Energy, Inc. BBB
Cleco Corporation BBB
El Paso Electric Company BBB
Entergy Corporation BBB
Exelon Corporation BBB
Great Plains Energy Inc. BBB
Green Mountain Power Corporation BBB
IDACORP, Inc. BBB
NorthWestern Corporation BBB
Pinnacle West Capital Corporation BBB
Portland General Electric Company BBB
Public Service Enterprise Group Inc. BBB
UIL Holdings Corporation BBB
Westar Energy, Inc. BBB
Allegheny Energy, Inc. BBB-
Ameren Corporation BBB-
Black Hills Corporation BBB-
CMS Energy Corporation BBB-
Constellation Energy Group, Inc. BBB-
Duquesne Light Company BBB-
Edison International BBB-
Empire District Electric Company BBB-
FirstEnergy Corp. BBB-
Hawaiian Electric Industries, Inc. BBB-
IPALCO Enterprises, Inc. BBB-
NiSource Inc. BBB-
Otter Tail Corporation BBB-
Puget Energy, Inc. BB+
NV Energy, Inc. BB+
PNM Resources, Inc. BB-

Massachusetts Proceeding Nearing Completion
• Hearings and briefing process completed
• Meets Massachusetts “net benefit” standard
• Significant environmental benefits
•
Expand EE programs
•
Solar investment
•
Electric vehicle pilot
• Net savings of $784M over 10 yrs – $5B over 40 yrs
• Oral arguments on DOER’s motion rescheduled to
November 17
th

• Very enthusiastic and confident about the merger
• A truly compelling transaction combining two very strong
companies
• Offers significant customer, environmental and regional
benefits
• Attractive shareholder investment opportunity:
Track record of top performance
Low-risk investment profile
Strong financial condition
Key Takeaways

Appendix

Greater
Springfield
Reliability
Project
$718M
Interstate
Reliability
Project $218M
Central
Connecticut
Reliability
Project $301M
NEEWS Projects 2011 Cash Flows Priors 2011 2012 2013 2014 2015 2016
Greater Springfield Reliability Project 153 170 232 119 44 0 0 718
Interstate Reliability Project 41 9 11 12 70 74 1 218
Central Connecticut Reliability Project 15 1 2 13 42 150 78 (2) 301
NEEWS Related Projects 33 28 17 7 0 0 0 85
Total NEEWS Projects - 2011 EEI (1) 242 208 262 151 156 224 79 1,322 (3)
Total NEEWS Projects - 2010 EEI (1) 239 235 351 179 185 280 49 1,518 (3)
Removal of AFUDC charges estimated to be incurred after June 1,
2011 due to FERC order allowing 100% of Construction Work in
Progress to be placed into regional rates.
Reduction of Interstate Reliability Project scope (310 Loop / Card
Street scope).
Related Projects: a combination of offsetting budget and AFUDC adjustments.  Approximately $40M of the $85M has been placed in service.
Primary Changes
NEEWS Related
Projects $85 M
Revised NEEWS Project Costs (in $ millions)
(3)
NEEWS totals above do not reflect UI Investment in CL&P NEEWS Projects.  Based on current NEEWS project estimates, a potential UI investment of $60 million has been reflected in the 2011 EEI net numbers above and in the NU consolidated earnings projections. For 2010 EEI numbers, the UI investment was estimated at $69M.
Total NEEWS Projects – 2011 EEI Net UI 242 208 252 136 156 213 55 1,262
Greater
Springfield
Reliability
Project
$795M
Interstate
Reliability
Project $301M
Central
Connecticut
Reliability
Project
$338M
NEEWS Related
Projects $84 M
2010 EEI Estimate
$1,518M
2011 EEI Estimate
$1,322M
(2) A portion of these capital expenditures is expected to be spent in 2017.
(1)
2010 EEI cashflows include actual and forecasted AFUDC through December 31, 2015; 2011 EEI cashflows reflect actual AFUDC only through May 31, 2011.

Other Transmission Capital Projects
In RSP / Not Yet in RSP
$0
$50
$100
$150
$200
$250
$300
$350
$400
2012 2013 2014 2015 2016
In RSP Not Yet in RSP
2012-2016 NU Transmission Capital Program
Other Projects – In Millions
CL&P WMECO PSNH
Total $1.0 Billion
High confidence level in “Other
Projects”, 77% in RSP as required.
Breakdown of Other Projects:
• 77% ($77M) - in RSP
• 23% ($228M) - not yet in RSP
174
229
352
199
51
1990 Line Structure Replacement $63.3 Pittsfield / Greenfield Area Solution $107.6 NH Reliability Project in RSP $84.6
Hartford Area Reliability $53.2 West Springfield S/S Rebuild $48.3 NH Reliability Project not yet in RSP $154.2
Stamford Underground Cable $48.5 115 KV Hollow Core Insulator Repl $13.7 Scobie - Tewksbury Line $40.1
Southwest CT Upgrades $30.0 OPGW Communications Project $8.4 Manchester Area Solution $34.4
Separate Lines 348,310,371 & 383 $24.6 115 KV Relay Replacements $5.6 Maine Power Reliability $31.5
115 KV Hollow Core Insulator Repl $22.2 10 Additional Reliability Projects $15.8 Nashua Area Solution $28.4
South Meadow BPS $12.9 New Peaslee SS & 115 KV Line $24.0
OPGW Communications Project $10.4 Deerfield 2nd Auto Transformer $22.4
Obsolete Equipment Repl. Prgm. $7.8 New Maintenance Facility $12.9
Vehicle Purchases $7.0 Eagle Substation $7.7
36 Additional Reliability Projects $43.9 New Pease Substation $6.0
OPGW Communications Project $4.6
39 Additional Reliability Projects $31.6
$323.8 $199.4 $482.4

Review of FERC-Approved Transmission ROEs
10.00%
10.50%
11.00%
11.50%
12.00%
12.50%
13.00%
13.50%
Local Network
Service
Regional
Network Service
Base
Northern Pass 2005-2008
Regional
Projects
NEEWS M-N
Underground
NU’s Local Network Service Tariff ROE (subject of states’ 9/30/11 Section 206 complaint to FERC)
NE RTO Incentive adder of 50 basis points on PTF assets
ISO-NE Planned Regional PTF projects in-service before 1/1/09 (D.C. Circuit Court rejected appeal on 1/29/10)
Middletown-Norwalk advanced technical underground cable system
125 basis point NEEWS incentive (request for reconsideration denied by FERC on 6/28/11)
142 basis point Northern Pass incentive (request for reconsideration denied by FERC on 8/5/11)
11.14%
12.64%
12.89%
13.10%
12.56%
11.64%

Milestone
Milestone Date
Initial FERC filing declaratory order Dec 2008
FERC filing declaratory order May 2009
Transmission Service Agreement (‘TSA’) signed Oct 2010
ISO Technical Approval application filed Oct 2010
DOE Presidential Permit application filed
Oct 2010
TSA FERC filing
Dec 2010
FERC order received Feb 2011
New Hampshire Siting (‘SEC’) application filed Q4 2012
Complete siting approvals Q4 2013
Begin Construction 2014
In-Service Date  Oct 2016
Project cost  - (U.S. side)  $ 1.1 Billion
Northern Pass Transmission
A $1.1 Billion Capital Investment (2009 -2016)
Project Milestones (as of 11/1/11)

$135
$148
$139
$210
$247
$83
$59
$76
$109
$176
$97
$221
$198
$118
$122
$68
$43
$178
$238
$23
$1
$22
$19
$327
$0
$100
$200
$300
$400
$500
$600
$700
$800
2011 2012 2013 2014 2015 2016
CL&P PSNH WMECO Northern Pass
NU Projected Transmission Capital Expenditures
$434
$686
$650
$434
$388
$465

NU Projected Transmission Year-End Rate Base
$2,158
$2,205
$2,151 $2,157
$2,278
$2,416
$2,444
$336
$353
$395
$424
$474
$560
$743
$264
$382
$631
$725
$750
$874
$809
$839
$16
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
$5,000
2010
Actual
2011 2012 2013 2014 2015 2016
CL&P PSNH WMECO Northern Pass
$2,758
$3,177
$3,306
$3,502
$3,866
$4,835
$2,940

$338
$284
$271 $271 $268
$272
$12
$22
$11
$102
$111
$109
$110
$116
$112
$129
$35
$28
$29
$34 $34
$36
$39
$39
$39
$40
$20
$10
$10
$10
$40
$12
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500
$550
$600
$650
$700
$750
2011 Proj 2012 2013 2014 2015 2016
WMECO - Generation ($50m total)
WMECO - Distribution ($197m total)
PSNH - Generation ($160m total)
PSNH - Distribution ($558m total)
CL&P - Generation ($45m total)
CL&P - Distribution ($1,366m total)
Projected Electric Distribution and Generation Capital
Expenditures – By Company
2012-2016 Projected Distribution & Generation Capital Spending
$2.4 Billion
$617
$458
$468
$470
$479
$501

Projected Distribution/Generation Capital Expenditures 2011-2016
CL&P Distribution/Generation CapEx
$272
$268
$335
$271 $328 $271
$316 $284 $318
$334$338
$83
$133
$1
$11
$22
$12
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500
2011 2014 2015
2016
2013 2012
2010 Distribution Forecast
2011 Distribution Forecast
Renewable Generation
AMI
WMECO Distribution/Generation CapEx
2010 Forecast 2011 Forecast Generation
$40 $40
$9
$20
$5
$10 $10
$36
$52
$57
$57
$58
$59
$39
$39
$39
$5
$5
$10
$12
$20
$0
$10
$20
$30
$40
$50
$60
$70
$80
2011 2014 2015
2016
2013 2012
PSNH Distribution/Generation CapEx
2010 Forecast
2011 Forecast
Generation
$116
$112
$51
$35
$53
$28
$29
$29
$34
$110 $109 $111
$133
$133
$128
$117 $114
$102
$109
$129
$34
$29
$0
$50
$100
$150
$200
$250
$300
2011 2014
2015 2016
2013 2012
Yankee Gas Distribution CapEx
2010 Forecast 2011 Forecast
$113
$99
$95
$126
$123
$128
$125
$116
$107
$111
$119
$0
$20
$40
$60
$80
$100
$120
$140
2011
2014
2015 2016
2013 2012

Actual and Projected Distribution and Generation
Year-End Rate Base
$2,273
$2,409
$2,532
$2,677
$2,812
$2,924
$3,023
$803
$861
$903
$968
$1,021
$1,082
$1,127
$412
$419
$427
$440
$449
$462
$682
$733
$753
$792
$851
$974
$1,031
$405
$797
$773
$763
$768
$759
$755
$463
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
2010
Actual
2011 2012 2013 2014 2015 2016
CL&P Distribution PSNH Distribution WMECO Distribution
Yankee Gas Total Generation
$4,575
$5,388
$5,640
$5,901
$6,201
$6,399
$5,219

2010-2016:  NU Actual and Projected Capital Expenditures
and Depreciation
$1,208
$1,089
$1,024
$1,036
$1,027
$1,263
$1,317
$302
$305
$341
$364
$384
$406
$458
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
2010
Actual
2011 2012 2013 2014 2015 2016
Total Capex (incl. cost of removal and AFUDC)* Depreciation
*Totals include capex at corporate service companies on behalf of operating companies of $69 million in 2010, and estimated at $46 million in 2011, $28 million in 2012, $34 million in 2013, $36 million in 2014, $29 million in 2015, and $28 million in 2016.
Significant capital spending through 2016

$29
$48
$50 $50
$52
$54
$36
$27
$27
$28
$29
$30
$18
$20
$20
$21
$22
$26
$26
$13
$28
$23
$0
$10
$20
$30
$40
$50
$60
$70
$80
$90
$100
$110
$120
$130
$140
$150
2011 Proj 2012 2013 2014 2015 2016
Aging Infrastructure Basic Business
Peak Load/New Business Gas Supply Infrastructure
WWL
2012-2016 Projected Yankee Gas Capital Spending
$566 Million
$111
$116
$125
$123
$95
Yankee Gas Projected Capital Expenditures
Investing $566 million, leveraging natural
gas as “the fuel of choice”
Distribution system expansion: 2011
spending of $28 million for 16-mile
Waterbury to Wallingford Line and
modifications to the LNG facility (WWL);
total project cost of $54M
Gas supply infrastructure
Accelerated replacement of cast iron /
bare steel pipe: $40M annually starting
in 2012
$107
Yankee Gas Strategy

Weather-Normalized
% change year-over-year

The Waterbury-to-Wallingford Pipeline Project
Construction Schedule as of 10-15-11
Yankee Gas Liquefied Natural Gas Facility Eagle St., Waterbury
Paving scheduled in Naugatuck and Prospect between 10/15 and 10/21.
N
Waterbury
Cheshire
Naugatuck
Prospect
Wallingford
RT 68 – RT 150 intersection
Paving Saturday (10/15) and Monday (10/17) thru Friday (10/21)
Pipeline installed in 2010 / 2011
FIVE MILES

Northeast Utilities

• $54 million Waterbury-to-Wallingford/LNG
project began in April 2010; scheduled to
enter service this month
• Fills gaps in supply portfolio and eliminates
system constraint in Cheshire area
• Increases vaporization capacity of
Waterbury LNG project
• Supports area’s growing customer demand
Yankee Gas Continues to Identify Initiatives to Meet Customer
Needs and Sales Growth
3.4
6.2
6.3
5.0
3.1
Yankee Gas Sales (firm)
2007 2008 2009 2010 2011 YTD

2009 – 2011 NU Consolidating EPS
GAAP / Non-GAAP Reconciliation
2009 Actual 2010 Actual 2011 Guidance
Distribution/Generation $0.92 $1.16 $1.30 – $1.35
Transmission 0.95 1.00 1.05 – 1.10
Total Regulated 1.87 2.16 2.35 – 2.45
NU Parent/Other (0.05) (0.05) (0.05)
Total Regulated and Parent $1.82 $2.11 $2.30 – $2.40
Competitive 0.09 0.05 N/A
NU Consolidated Operating Results
(Non-GAAP)
$1.91 $2.16 $2.30 – $2.40
NU-NSTAR Merger Expenses N/A (0.06) (0.20)
NU Tax Settlement N/A 0.09 N/A
NU Consolidated (GAAP) $1.91 $2.19 $2.10 - $2.20